# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoHealth, Inc., CIK 0001808220
CUSIP: 38046W204
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 222 W Merchandise Mart Plaza, Suite 1750, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 08/06/2025
Filed by CIK 0002050998
Persons authorized to receive notices and communications: Derek Leo, Blue Torch Capital LP, 150 E. 58th Street, 39th Floor, New York, New York (NY), 10155, 212-503-5850; Franklin Shulkin, Akin Gump Strauss Hauer & Feld LLP, 2300 N. Field Street, Suite 1800, Dallas, Texas (TX), 75201, 214-969-4287

## Reporting persons
- Blue Torch Capital LP (CIK 0002050998): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,445,181; sole dispositive power 0; shared dispositive power 1,445,181; aggregate amount beneficially owned 1,445,181 (9% of the class)
- Kevin Genda (CIK 0001179468): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,445,181; sole dispositive power 0; shared dispositive power 1,445,181; aggregate amount beneficially owned 1,445,181 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: GoHealth, Inc.
Address of issuer's principal executive offices: 222 W Merchandise Mart Plaza, Suite 1750, Chicago, Illinois (IL), 60654

## Item 2. Identity and Background
Name of person filing:
This statement is filed by: (i) Blue Torch Capital LP, a Delaware limited partnership ("Blue Torch"), which serves as the investment manager to certain funds (the "Blue Torch Funds") with respect to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") of GoHealth, Inc. (the "Issuer") directly held by the Blue Torch Funds; and (ii) Kevin Genda, the Managing Member of KPG BTC Management LLC, the Sole Member of Blue Torch Capital GP LLC, the general partner of Blue Torch ("Mr. Genda," together with Blue Torch, KPG BTC Management LLC and Blue Torch Capital GP LLC, the "Blue Torch Parties"), with respect to the shares of Class A Common Stock directly held by the Blue Torch Funds.

Each of Blue Torch and Mr. Genda is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address of each of the Blue Torch Parties is 150 East 58th Street, 39th Floor, New York, NY 10155.
Present principal occupation or employment: The principal business of each of the Blue Torch Parties is investment management.
Criminal convictions in the last five years: None of the Blue Torch Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Blue Torch Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Blue Torch is a Delaware limited partnership. Mr. Genda is a citizen of the United States of America. KPG BTC Management LLC is a Delaware limited liability company. Blue Torch Capital GP LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On August 6, 2025, in connection with its refinancing transactions, the Issuer and certain of its subsidiaries entered into Amendment No. 14 to that certain Credit Agreement, dated as of September 13, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Existing Credit Agreement"). As consideration for, and condition to, the lenders' entry into the amendment to the Existing Credit Agreement, the Issuer issued shares of its Class A Common Stock to lenders thereunder and their affiliates, including the Blue Torch Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each Reporting Person. The aggregate percentage of Class A Common Stock reported beneficially owned by each Reporting Person is based upon 11,222,135 shares of Class A Common Stock outstanding as of August 5, 2025, based on information provided by the Issuer, plus 4,766,219 shares of Class A Common Stock issued on August 6, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Schedule 13D, no transactions in shares of Class A Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons and the Blue Torch Funds, no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement

## Signatures
- Blue Torch Capital LP: /s/ Kevin Genda, Kevin Genda, Chief Executive Officer (08/12/2025)
- Kevin Genda: /s/ Kevin Genda, Kevin Genda, Individually (08/12/2025)